Filed by Weyerhaeuser Company
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Weyerhaeuser Company
Commission File No.: 001-04825

Below is a transcript of an investor conference hosted by Weyerhaeuser Company on December 17, 2013.

CORPORATE PARTICIPANTS
Kathy McAuley Weyerhaeuser Co. - IR
Doyle Simons Weyerhaeuser Co. - President, CEO
Patty Bedient Weyerhaeuser Co. - EVP, CFO

CONFERENCE CALL PARTICIPANTS
Paul Quinn RBC Capital Markets - Analyst

PRESENTATION

Kathy McAuley - Weyerhaeuser Co. - IR

Good morning. Am I on? Okay. Good morning, and welcome. Thank you for joining us this morning. Before we begin, I'd like to draw your attention to the statement concerning forward-looking statements. It can be found in the beginning of your presentation materials and also on the screens behind me. We will be making forward-looking statements this morning in our presentation.

I would like to introduce Doyle Simons, President and Chief Executive Officer of Weyerhaeuser Company. Doyle?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Thank you, Kathy, and good morning, everybody, and welcome. It's nice to look around and see so many familiar faces in the audience.

Since joining Weyerhaeuser and becoming President and CEO on August 1, I've been primarily focused on answering three questions -- where are we today, where are we going, and how are we going to get there? As part of that process, I've spent my first 50 days out on the road, visiting our facilities and meeting our people.

And at each stop I asked three questions -- what are we really good at at Weyerhaeuser, what can we do better, and what do we need to do to make this a truly great Company? And I got some really good feedback from our employees. I also spent some time during that first 50 days visiting with investors and essentially asked investors the same three questions. And as you can imagine, I got some open and frank feedback from our investors.

I then spent the next 50 days hunkered down with my senior management team, saying, "Okay, if this is where we are, where do we want to go and how are we going to get there?" And through that process we created a vision. This is primarily an internal document, but I wanted to share it with this group this morning. But the focus of today is going to be how we're creating a truly great Company for our shareholders through great financial results, driven by operational excellence.

Two items I'd like to focus on on this slide. First is operational excellence. Now, that's a pretty common term in today's world, but at Weyerhaeuser it has a very specific definition. It's delivering quality products that our customers want and are willing to pay for and doing it at the lowest possible cost.

The other thing I want to focus on on this slide is key behaviors, because what we're really focused on doing here at Weyerhaeuser is changing a culture. If we're not successful in changing our culture, we won't be successful in achieving our vision. And as everybody knows, cultures are hard to change. The example I like to give, it's like a rubber band, right? You change and you mold and you do and you do this, and if you ever let up it snaps right back. So, like I said, change in culture is hard, but we can do it at Weyerhaeuser.

Culture is nothing more than behaviors, so what we're talking about is changing our behaviors. First, we've got to act with urgency. We've got to improve the clock speed at Weyerhaeuser. Now, hopefully some of the actions that we've done recently represents that new clock speed, but we have to act with urgency every day.

The second thing we've got to do is we've got to be accountable. Now, when people hear accountable lots of time people just think consequences. That's part of it, but to me being accountable is making sure you have crystal clear objectives -- and as you're going to hear this morning, we have crystal clear objectives now at Weyerhaeuser -- you've got to make sure everybody knows exactly who's responsible for achieving those objectives, and then you've got to be accountable to ourselves, we've got to be accountable to ourselves and we have to be accountable to our shareholders.

The third thing is we've got to be courageous. And what I mean by that, we've got to be willing to do things differently at Weyerhaeuser, not just do things the same way because that's the way we've always done it. And then finally, we've got to keep things simple. Sometimes we let process get in the way of getting our work done. So I like to say sometimes our not-to-do list at Weyerhaeuser is just as important as our to-do list.

So that's just a little background on our vision. What I want to focus on this morning, though, is our path forward to create a truly great Company for our shareholders. Now, at the end of this presentation Patty is going to spend some time talking about markets, and we're really excited about where our markets are and really bullish about markets. But what I want to leave you with here today is what we're doing to fully capitalize on the upside in the markets that we have going forward, but also make sure that we're well positioned for the inevitable downturn.

So, what is our path forward? Let me start with our team. I'm a big believer, it's all about the people. And I can tell you, my board and I are committed to put the best team on the field every day and I'm excited about the team we are assembling at Weyerhaeuser. I think it's a really good combination of some completely new faces to the Company, which give a fresh perspective, we've got some folks who have been with the Company for a while but are now in new roles, and then we've got seasoned veterans.

Now, in terms of the new faces, that's Adrian Blocker and myself. I understand the jury is still out on me, but I can tell you, Adrian's going to be a fantastic addition to our team. Adrian runs our lumber operation and joins us after spending time at both West Fraser and International Paper.

Just last week -- just last Friday, as a matter of fact, we named Rhonda Hunter as Head of our Timberlands Operation. Now, Rhonda's been with the Company for a while, running our Southern Timberland Operations, has done a really good job. And I can tell you, she's already hit the ground running, looking for opportunities to drive our earnings and cash flow in our Timberlands Operations through operational excellence.

A couple of months ago we named Cathy Slater as Head of our OSB, ELP and Distribution business. Cathy comes to us with extensive manufacturing experience. She started her career at Procter and Gamble, and has now been at Weyerhaeuser for a number of years. Cathy has been instrumental in improving our OSB operation, as I'll show you in a little while.

Shaker Chandrasekaran runs our Cellulose Fiber business. I can tell you, I've never met a person more intent than Shaker, and I can tell you, he's focused every day on driving the bottom-line performance of our Cellulose Fiber operation.

And then, of course, we have Patty. Patty's been a key member of our team in the past and will continue to be a key member going forward.

So, what's our goal? Our goal is pretty simple -- the way we're going to create a truly great Company for shareholders is to grow shareholder values. As we think about how to do that, we think there are primarily three levers that we have in place to grow shareholder values -- value. First is portfolio. Are we in the right businesses to drive value for shareholders. Second is performance.

As you'll hear me talk a lot about this morning, we're going to drive our performance through operational excellence. Now, this isn't real sexy stuff, this is your basic blocking and tackling and having a relentless focus on execution every day.

And then the third lever to grow shareholder value is capital allocation. And I can tell you, as markets continue to improve and as we improve our performance, I think capital allocation is going to be a critical lever to drive shareholder value. And as we'll share with you this morning, we have a very specific and disciplined approach to capital allocation going forward.

So, what are our measures going to be? How are we going to know if we're making progress? As you know, we'll look at lots of measures. We'll look at ROI, we'll look at cash flow. But the bottom line is I'm a big believer in relative measures in the businesses that we're in. This morning, we're going to spend a lot of time talking about relative EBITDA, as we show you how we stack up versus competition. But the ultimate measure for our success is going to be our relative total shareholder return. Our goal is to have the highest shareholder return in the industry and be in the top third over a cycle.

This is just another way to look at TSR, including the three buckets -- profit growth, change in multiple, and dividend and share repurchases -- that make up total shareholder return, and it highlights the drivers of the levers that we have in place to impact each one.

Starting with profit growth, the way we're going to drive profit growth is through operational excellence and driving incremental profit as we improve our relative performance. All three of the levers, of course, can impact the change in multiple. We believe as we drive up our relative performance through operational excellence, as we focus on capital allocation and do a better job of allocation capital going forward and show we're good stewards of our investor capital, and we focus our portfolio; we think that will have a positive impact on our multiple going forward.

And then the third key bucket, of course, is dividend and share repurchase. And as we think about capital allocation and our financial priorities going forward, I can tell you, first and foremost is returning cash to shareholders through dividends and share repurchases.

So now what I want to do is spend a little time walking through each of the levers that we have in place, starting with portfolio. As everybody knows, earlier this year we announced two key transactions. First is that we are acquiring Longview Timberland, 645,000 acres of some of the finest timberland in the Pacific Northwest. In addition, we announced we were looking at strategic alternatives for our homebuilding business, WRECO. And just last month we announced a transaction between TRI Pointe and WRECO, which Patty will spend some more time talking about in just a little bit, and it's scheduled to close in the second quarter of 2014.

Together, these two transactions have fundamentally changed our Company. As you can see, before these transactions Timberlands was less than 50% of our total asset base -- was a little less than 50% on a total asset basis of what we do, with the balance being roughly evenly between WRECO, Wood Products and Cellulose Fiber. On the right-hand side, what you see is what Weyerhaeuser looks like after these two transactions are completed. Timberlands will be roughly 70% of what we do on a total asset basis, with the balance being made up roughly 20% by Cellulose Fiber and 10% by Wood Products. In addition, you can see we've grown our Company, from $10.4 billion in asset to $11.1 billion in assets.

There are a lot of key positives from these two transactions, but let me mention just a couple. Number one is we've created -- we will create a stand-alone homebuilder and our investors will have the opportunity to invest in one of the best positioned, largest homebuilders in the country. The second thing is the new Weyerhaeuser will be a truly focused forest products Company committed to growing, harvesting and selling trees and converting them at the lowest possible cost into products that our customers want and are willing to pay for.

This is just a quick snapshot. Most of you are familiar with Weyerhaeuser, but this is just a quick snapshot of what Weyerhaeuser -- of what I call the new Weyerhaeuser will look like once the WRECO transaction is completed. First, we are one the largest owners of timberlands in the country, with 7 million acres, including 4 million acres in the South, 2.7 million acres in the Pacific Northwest, and 300,000 acres in Uruguay. And you can see our last 12 months EBITDA in this business of $579 million.

Second is Wood Products. You can see the four businesses we're in -- Lumber; OSB, or Oriented Strand Board; ELP, which is Engineered Lumber Products; and Distribution -- and the last 12 months EBITDA in each of those businesses. And finally, we are a leading producer of fluff pulp through our Cellulose Fiber business. We have six mills, two converting facilities and, as indicated here, the last month EBITDA in this business was roughly $351 million.

So now what I want to do is just walk through each of our business that are currently in our portfolio and talk about what the near-term priority is -- and near-term being defined as roughly the next year -- and the mid-term priority is for each of our businesses.

Starting with WRECO, as I previously mentioned, the plan is to exit that business in the second quarter of 2014. Next is our Timberlands. As I mentioned, we have some of the finest timberland in the country, and we're really good at growing trees on that timberland. But I believe through operational excellence we can drive additional cash flow and earnings in that business, and that's going to be our near-term priority.

In addition, we're focused every day on capturing the synergies and other opportunities associated with our Longview acquisition, and I think long-term Longview -- and we'll talk more about -- I'll talk more about it -- is going to be a really fantastic acquisition that this Company made for our shareholders. In the mid-term priority, it will be continuing to optimize our cash and earnings and look for opportunities to continue to grow this business on a disciplined basis.

Next, Wood Products, and specifically Lumber and OSB. And while I'll show you here in a little while we've made a lot of progress in our performance in these businesses, we think we have additional opportunity to significantly improve our relative position in these businesses through operational excellence and driving our cash flow and earnings. So, that will be the near-term priority in those businesses. Longer-term, again, next two to three years, we will look for opportunities to opportunistically grow this business -- these two businesses.

Now, let me be very clear, we've got good scale in these businesses, we don't feel compelled to grow these businesses -- again, we've got good scale and good opportunity, but if we find opportunities on an opportunistic basis to grow these businesses, we'll look to do so.

Next is ELP and Distribution. Unlike Lumber and OSB, where we're performed well, we have underperformed in both of these businesses. So, our near-term focus is to fix these businesses. And I can tell you, we have a full court press on in both of these businesses with very specific goals and measures for 2014.

I'll just be real frank, if we don't fix these businesses in 2014 there's no need to talk about the mid-term priority because at that point we will be considering Option B. With that said, I am convinced under Cathy's leadership and the changes we're making in both of those businesses that we will, in fact, improve those businesses significantly in 2014 and then we'll turn our focus to driving cash and earnings in the mid-term through operational excellence.

And finally, the Cellulose Fibers business. Much like our Lumber and OSB business, we've made significant improvements in that business over the past few years and we have additional opportunities to drive cash flow and earnings through operational excellence. Mid-term, we'll be focused on growing higher value products with our global customers.

So, to summarize in terms of portfolio, our near-term focus is to drive cash flow and earnings through operational excellence as we continue to earn the right to grow through our performance. We'll look to grow this Company by acquisition, but we'll do it on a very disciplined basis. But let me be very clear, our near-term focus, our near-term opportunity is to run what we have better.

Now let me switch gears to our second lever -- performance. And what I want to in this section is go through each of our businesses, outline exactly where we are versus our competitor on a relative basis, but, more importantly, talk about the step changes that we are driving through operational excellence to improve our relative position going forward.

So, everybody knows we're basically in commodity products, so sales prices are going to move up, sales prices are going to move down, input prices are going to move up, input prices are going to move down. What we're focused on is step change in the controllables that will show up in terms of our relative performance. Now, we know that our competitors aren't standing still, so they're improving as well, so what we've got to do is run faster than our competitors are running, and as we do that, that will show up in our relative performance, and that's ultimately going to be our scorecard.

So, let me start with Timberlands. As I mentioned earlier, we have some of the finest timberland in the country, and we consistently produce leading EBITDA per acre owned, whether you look at it on the West or in the South, while always managing this asset on a sustainable basis. Now, with that said, we think we can do more.

And as we look at our Timberlands operations through the lens of operational excellence, we've identified somewhere in the neighborhood of $50 million to $70 million of opportunities to drive our relative performance. This includes opportunities in trucking and hauling, this includes opportunities in harvesting, pruning and thinning, and finally, merchandising our logs and make sure they're going to the right place. Some of this will be new stuff that we haven't done before, but some of it will be just doing what we've done better but having the commitment and the discipline to get it to the bottom-line.

Above and beyond what we're doing in operational excellence is, of course, our Longview Timber acquisition. We are now on schedule to get $22 million of synergies from that acquisition by year-end 2014. And just to remind you, that's against an original goal of $20 million. In addition, we believe that on an ongoing run rate by the end of 2014 we should be on a run rate of somewhere in the $175 million to $185 million of EBITDA annually out of that business on a run rate.

So, what the chart is meant to do on the right-hand side is tally up -- we've got a lot going on in our Timberland operation that I just walked us through. So, this won't be exactly right and different parts will move different places, but it's just to give you a sense. But starting in 2012 at the base, as Patty is going to share with you and as we've already started to see, we anticipate that log prices are going to continue to go up. Based on that alone, we think our earnings -- our EBITDA in this business will improve by 40-plus percent 2012 into the 2016-18-type timeframe.

Above and beyond that is what I just said in Longview Timber. Again, by the end of this year we think we will be at a run rate of $175 million to $185 million of EBITDA from that acquisition. And then on top of that, of course, is the operational excellence which will take some time to ultimately get to the bottom-line.

Let me now turn to our lumber operation. As you can see on the left-hand side, we've gone from dead last in this business in 2011 to where we're closing the gap to the leaders. This has been primarily driven by margin spread on higher value products. Going forward, our two strategic initiatives are to reduce our costs and achieve industry-leading cost structure and maintain our value-added product mix. As I like to say, in this business we have good scale, we make the highest quality piece of lumber for our customers, and when we get our costs right we're going to be unbeatable.

Now, we've set a very aggressive target in terms of what we think our opportunity is in this business. We've basically taken mill best-in-class -- not a system best-in-class, an individual mill best-in-class -- and assuming we can get there with all of our mills, that an opportunity to lower our controllable costs, our costs net of log by $100 million. Now, to get there we have a have a real focus on operational excellence, we're going to have to spend some capital, we're going to have to look at our overall cost structure, and it's going to take some time.

But again, our ultimate scorecard will be our relative performance. As we all know, lumber prices move up, lumber prices move down, input costs move up, input costs move down. But as we drive toward closing that gap, that will show up in our relative position in this business.

OSB. As you can see in this business, we've gone from third to tied for first in terms of our EBITDA margin. That's been primarily driven by increasing productivity and enhancing our mix -- our product mix. Going forward, our two strategic initiatives in this business are to drive down our controllable costs by improving our reliability and by growing our higher margin products. So, we think the benefit of driving up our reliability to best-in-class levels is somewhere in the $50 million range.

Now, the good news is we know how to do this. Some of our mills are already producing at those levels, so what we're going to need to do is take those learnings, take some of those people, and apply that across our entire system to drive up our reliability. In addition, we have a very high -- in terms of our mix of high value products at 50%, our goal is to continue to improve that as our customer demand these higher value products, and we think by taking that roughly from 50% of what we do to a little bit over 60% of what we do that that will have a bottom-line benefit of roughly $10 million.

So, as we execute these two strategic initiatives -- lower our costs, providing more value to our customers through an improved product mix -- our goal would be to actually create a gap, a positive gap, versus to our competitors and to widen that gap over time.

Wood Products, specifically ELP and Distribution. As I mentioned here, unlike OSB and Lumber, we have underperformed in both of these businesses. So, in these businesses, our focus is on the near-term and specific turnaround initiatives for 2014. In ELP, we've made some progress versus the competitors, and you can see we closed that gap by about 50% over the past year, but we still have work to do. Our specific turnaround initiatives in this business include closing the gap on manufacturing costs, simplifying and focusing our supply chain to make sure we can profitably serve our customers' needs, and leveraging our brand to grow with our targeted customers.

Again, we've made progress; we have more work to do. The bottom line in this business is we have a great brand, Trus Joist. We have great products, and we just need to do a better job on the manufacturing side and on the cost side of the equation. In addition, in this business we've introduced some new products, including one called Flak Jacket, which we think will be a benefit to this business as we move forward. But the bottom line in this business is we believe through execution of these strategic and turnaround initiatives that we will improve the earnings in this business by $30 million to $40 million in 2014 compared to 2013.

In Distribution, our performance has been unacceptable. Now, just a little bit of historic context, not an excuse, but historic context in distribution. If you look at this business, back in 2006, when we adopted our iLevel strategy, we basically had a serious negative impact to this business because we did away with third-party products and services. In 2011, when we acknowledged that iLevel wasn't successful, we recommitted to this business. But it's taken us a couple of years to grow this business back to where it's relevant in the marketplace and we can leverage our cost.

Now, we have had some real growth in this business over the past two years and, in fact, we've grown the top-line of this business 50% each of the past two years. But now it's time to improve our bottom-line, and through execution of the two strategic initiatives, the turnaround initiatives of reducing costs and a disciplined profitable growth at the market rate we believe we will be able to turn this business around and have positive EBITDA in this business in 2014.

Cellulose Fibers. As you can see, we have consistently outperformed both Canfor and Mercer, which you would anticipate because they are more basic, commodity-oriented products, and there's a gap between us and Rayonier. As everybody knows, Rayonier is more focused on the higher value products and have a different pulping process. Going forward, our goal would be to widen the gap between us and the bottom two and close the gap between us and Rayonier.

Our first strategic initiative in this business, Cellulose Fiber, is to reduce our controllable costs. We have set a target -- an aggressive target of roughly $100 million, and that will primarily come from reductions in energy, chemical and maintenance costs going forward, with the biggest portion of that coming from a reduction in energy costs.

Our second strategic initiative in this business is to grow with global customers, both in emerging and mature markets. And finally, it's to innovate higher margin products, both for our existing customers, where we're looking at finding ways to continue to differentiate the products that we provide for those customers, and by looking at alternative uses for cellulose fibers as we move forward. A very good example of both the second and third initiatives is just last year we started up a plant in Gdansk, Poland to serve the growing baby care markets in Eastern Europe, and we did that with one of our largest strategic partners, P&G.

Another way to improve our performance is to make sure that we have the appropriate capital structure -- the appropriate cost structure -- I'll get to capital structure in a minute -- the appropriate cost structure in this business going forward. Approximately $22 million of overhead was allocated to WRECO every year. So, with WRECO no longer being part of the Company, starting in the second quarter of next year, we have to reduce our overhead by $22 million just to stay even. But we believe to be a truly great Company and to outperform our competitors, both in the up cycle and in the down cycle, that we need to reduce our costs even further.

Our goal is to reduce our costs -- our SG&A costs by $74 million. I can tell you, we're already working on this initiative and hope to get it completed as soon as possible, but our goal would be to be at a run rate of $75 million in lower costs by the end of 2014 compared to our 2013 pro forma SG&A costs.

So to wrap up on performance, I can tell you we're relentlessly focused every day on driving our relative performance through operational excellence and committed to, where we have a gap, a negative gap, closing that gap, and where we're even or have a positive gap, expanding that gap going forward.

Let me now turn to capital allocation. And in just a minute I'm going to turn it over to Patty to walk through some of the specifics of capital allocation, as well as talk about the WRECO-TRI Pointe transaction, which we're excited about, as well as talk about the improving markets that we have in front of us. But before I do that, let me just tell you how we think -- how I think about capital allocation on a fairly high level.

When we think about our financial priorities, first and foremost is returning cash to shareholders. We will do that primarily through a growing and sustainable dividend. And as we improve our performance and markets continue to improve, we think we'll have significant opportunities to grow our dividend going forward. In addition, we'll look at share repurchase as a way to return cash to shareholders where that's appropriate.

Second is investing in our businesses. We will do that primarily through high return capital projects focused on lower costs and improving our margin going forward. As I mentioned earlier, we will also look for opportunities to grow our Company by acquisitions, but we'll do so in a very disciplined manner. And then finally, we are committed to maintaining the appropriate capital structure at Weyerhaeuser to support a growing an sustainable dividend and to position us for growth by acquisition in the future.

So with that, let me turn it over to Patty and then I'll come back and wrap things up at the end.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Thank you, Doyle, and good morning, everybody. It is great to see so many familiar faces in the audience this morning, and I'd like to welcome those of you who may be new to the Weyerhaeuser story. Now, we have made significant progress over the last couple of years, but what excites me the most is the opportunity in front of us to build on that foundation, to take it to the next level, and to grow a truly great Company.

So, let me pick up on capital allocation. Our first priority for capital allocation is to return cash to shareholders through a sustainable and growing dividend. Can we have the next slide, please? Thank you. So, our targeted dividend policy is that we will pay out 75% of our funds available for distribution over the cycle. We define FAD as all cash flow not to include acquisition, dispositions or other financing activities. We put this policy in place following our conversion to a real estate investment trust.

Now, as we look forward, we do know that we are in cyclical businesses, so that percentage is going to vary from year to year. At the low part of the cycle, where we have been and still continue, we will be above 75%. And as we near the top of the cycle, we will likely be below 75%. We will also use share repurchase to supplement the cash dividends.

So, let's take a look at our progress. When we sat our initial dividend back in February of 2011, we set the dividend at $0.15 per share per quarter. Our first dividend increase then came in October of 2012, and over the course of the year we increased the dividend three times, for a total increase of 47%. Our latest increase was just this past August, in conjunction with the Longview Timber acquisition.

Now, we know in addition to share repurchase and cash dividends, share price appreciation is an important component of total shareholder return. And at the beginning of 2011 our stock was trading at just below $20.00 per share, and today we're trading at about $30.00 per share, or an increase of over 50%. But again, we believe looking forward that we can improve on that performance.

Let's take a look at our payout ratio. In 2011, our dividends vastly exceeded our funds available for distribution. But during that year we had asset sales, and so we had strong cash balances as we continued to focus and simplify the Company's business mix. In 2012, our payout ratio was 86%, and we would expect that this year will somewhere in the 80% plus range.

Now, we look forward to the opportunity to continue to grow our cash flow and increasing our dividend this coming year, although any further increases will likely come after the WRECO transaction closes in the second quarter of 2014. And I'll have more to say about that transaction here in just a minute.

In addition to returning cash to shareholders, we will be investing in our existing businesses through targeted and disciplined capital projects. This year, the mix of our spend began to shift. Over the course of the last few years, we have consciously limited the spending in our Wood Products business as we focused on non-capital initiatives and improving our cost structure. We'll also look, as we go forward, to increasing the allocation to our Wood Products segment, not only this year, but in the coming year, to further lower our cost structure as well as capture debottlenecking opportunities, further leveraging on our progress that we've made to date.

In our Cellulose Fibers business, this year we lowered our capital spend because we have completed the facility in Poland, which was a new -- brand new facility that was built to grow further with Procter and Gamble in a very strategic marketplace. Timberlands investment, which is primarily reforestation, will increase slightly going forward as a result of the Longview acquisition.

Our total spend in 2014 will increase over 2013, but we will still be spending well below our DD&A level. Our near-term focus is getting the most out of the assets that we have. There are no new Greenfield projects on this capital slate. As we look forward, we will look and consider acquisition opportunities where we can bring additional value to shareholders.

A strong capital structure and liquidity further supports our ability to grow the dividend and invest in our existing businesses. At the end of the third quarter we had $900 million in cash, and earlier this summer we put in place a brand new revolving credit facility for $1 billion. It doesn't expire until June of 2018 and we have no borrowings outstanding under that facility.

This quarter we completed the financing for the Longview Timber acquisition and we also repaid all third-party WRECO debt and will end the year with a little under $5 billion in total debt. We have no maturities now for the next three years, not until 2017, when our total maturities will be just under $300 million.

Our financial metrics have been improving and we are investment grade rated by both major rating agencies. While we're not yet at our target level for all metrics, they will continue to improve in the coming year as our performance continues to improve.

So, now I'd like to wrap up my discussion of capital allocation with a discussion of the very exciting transaction that we announced last month, and that announcement came as a result of the strategic evaluation of our real estate segment, which we first announced last June. WRECO will combine with TRI Pointe Homes in a tax-free transaction. This powerful combination will create a very strong stand-alone homebuilder, a leading homebuilder, that has significant long-term potential for growth.

Under the terms of the transaction, Weyerhaeuser's shareholders will receive 129.7 million shares of TRI Pointe stock. Now, the number of shares to be received is fixed; what will vary is the value of the those shares as the price of TRI Pointe Homes stock varies.

But if we use the closing price of TRI Pointe as of the end of last Friday, which was $18.42 per share, the estimated value of those shares is approximately $2.4 billion. Combining that $2.4 billion with the $700 million of cash proceeds that we will also receive brings the total transaction value to $3.1 billion.

Now again, this transaction value is on a tax-free basis. A comparable value for a taxable transaction would have been approximately $4 billion. We have a number of steps yet to complete to close the transaction such a regulatory approval, and we will be filing the necessary registration statement before the end of the year and we expect to close the transaction in the second quarter of the coming year.

We'll be distributing the stocks that we will be receiving to Weyerhaeuser shareholders. And while the value of that distribution will vary with the price of the stock, as I mentioned before, if we use the stock value from the previous slide that equates to returning $2.4 billion to shareholders. We'll return that distribution in either a spin-off or a split-off transaction.

Under a spin-off, all Weyerhaeuser shareholders will received a pro rata share of the TRI Pointe shares. You can think about that as being similar to a special dividend. If a split-off is chosen, then we will file the necessary tender offering document and Weyerhaeuser shareholders will have the choice to elect whether to receive -- whether to exchange their existing Weyerhaeuser shares, either a portion or all, for shares of the new combined company of TRI Pointe Homes and our WRECO business.

You can think about that as being similar to a share repurchase. Both methods will bring significant value to Weyerhaeuser shareholders, and which method will be used will be determined by the Weyerhaeuser board shortly before closing.

Now, the cash that we'll be receiving is unrestricted and can be used to adjust the capital structure as appropriate, given that we are distributing a significant amount of equity to shareholders. Any remaining amount could be used for general corporate purposes. So, we believe that this is a very exciting transaction for shareholders. It also will result in a more focused Weyerhaeuser going forward.

Now, up to this point we've been talking about actions that are within our control to improve our financial results. But we also have the opportunity to leverage these actions in the face of increasingly positive market outlook for our products. We are excited about the opportunity to improve our own performance as well as the market improvement that we'll have, and we believe that that has the potential to return compounded results for our shareholders.

So, now I'd like to walk through that market outlook in more detail. So, as I said, we think that we have very positive trends for our products going forward. We expect higher demand in both -- in prices and demand for US timber and wood products as a result of the recovering housing market, growing offshore demand, as well as the Canadian timbers supply shortage. Global growth, especially in emerging markets, should lead to increased demand for fluff pulp, which is the primary product that is produced by our Cellulose Fibers business.

Now I'll walk through each one of those trends in a little more detail, starting with housing. Housing has started to recover, but we are still very much in the early stages of the housing recovery. While the exact shape of the recovery is difficult to predict, there's really no disagreement that the overall direction is up. We expect that we'll end 2013 somewhere in the 925,000 total housing starts. Since the government shutdown, we haven't gotten much additional information of late, not until -- since last August, although I understand that tomorrow we'll be getting maybe a couple of three months of data. So, we'll have a little more visibility as to what we'll really do in 2013.

But as we go forward into 2014, most forecasters are somewhere just under 1.2 million starts, on our way to trend starts of 1.5 million or more sometime likely in the 2015 to 2016 timeframe. The Harvard Joint Center for Housing would estimate that we need somewhere between 1.6 million to 1.9 million starts giving the demographics of the country.

The enablers of the housing recovery include job growth as well as consumer confidence, and both are on positive trajectories. In November, the unemployment rate dropped to 7% from just under 8% at the beginning of the year, and private sector job growth appears to be picking up. Consumer research confirms that notwithstanding that severe downturn that we experienced that most people still want to own a home today. And affordability, notwithstanding some rise in mortgage rates of late, still is at an all-time by historic standards. So we believe housing will be very positive going forward.

We also expect to seeing growing export volumes for both logs and lumber. Japan, Korea and China are the primary countries where we export logs off the Pacific Northwest Coast from our own port facility in Longview, Washington.

We have longstanding customer relationships with the largest converters in Japan, where our highest value Douglas fir logs are made into lumber for housing applications, including the traditional post-and-beam construction in Japan. Japan accounts for the largest percentage of our export revenue, and export volumes to Japan have been steady over the last few years.

By contract, in China, China has surged in the last few years and we expect that as we go forward we will continue to experience strong demand for China as we are today, notwithstanding the fact that we had some pullback in 2012 as a result of government intervention.

In addition, the growth in China's construction and housing has been extremely important in providing an additional outlet for Canadian lumber, which you can see has also increased significantly to China, as a result of the need to accelerate the harvest in the forests of British Columbia because of the infestation of the mountain pine beetle.

So, we think that the outlook for log prices is extremely positive. And individual forecaster's forecasts will vary depending upon which analyst you consult, but the trajectory for all log pricing, again, is a very positive forecast.

Now, Weyerhaeuser Timberlands are very well balanced between the West and the South from a geographic basis. You can see in the West that prices have already risen rapidly for our prime Douglas fir logs. This is the result of that robust export market that we just talk about on the previous slide as well as housing starting to recover.

By contrast, you can see in the South that prices have been relatively flat. That's because the South is more of a domestic housing play with very little exports. But we expect that as now housing continues to recover and the supply of Canadian lumber further constricts that we will start to see log prices move in the South as well. Both of those are very positive for Weyerhaeuser's logs and lumber business.

Talking a little more about the constraints in Canada, you can see on the left-hand side of the chart that back in the last housing cycle, at the peak of the cycle, Canadian lumber accounted for just under 35% of the US lumber market share. However, because of the damage that had been done by the mountain pine beetle in British Columbia, and British Columbia is the largest lumber-producing province in Canada, so that, combined with the fact that the provinces in Eastern Canada have restricted their harvest as well, Canadian lumber has and will continue to lose share of the US market as housing continues to recover.

We would expect that by 2015 that that share will drop to 25%, from the just under 35%, and will drop another 5% by 2020. You can see on the right-hand side of the chart the beneficiary of that gap is the US South lumber production. So, it has been increasing production to close that gap; and as a result of that, again, we see that that will put upward pressure on prices in the South, again benefitting both Weyerhaeuser's log and lumber business in the South.

We also see very positive trends for our Oriented Strand Board business as well as our Engineered Wood Products business. In Oriented Strand Board, we actually see that with this forecast, which this particular forecast comes from Forest Economic Advisors, which is a third-party consulting firm, but all forecasts will tell a similar story.

But Forest Economic Advisors actually has OSB demand surpassing the peak that we experienced back in 2005, both because of the recovery in the US housing market, but also OSB continuing to substitute for plywood in the repair and remodel business as well as in new home construction. Engineered Wood, similarly, has a very positive trend, although it will rely on new residential construction as more of a demand source.

Wrapping up now with the trends affecting our Cellulose Fibers business, which is growth in fluff demand, our primary product produced by our Cellulose Fibers business. We would expect that demand for fluff will grow on average about 3.5%, and our Southern Pine fiber is an ideal source for producing fluff because of the very high absorbent qualities of that fiber. Consumer products companies use our fluff pulp in the manufacture of baby diapers, so you all can appreciate why absorbency is a very important part of fiber.

The emerging markets will continue to contribute to the demand for this product, as well as the weak dollar continues to benefit this business, because we do export approximately two-thirds of our total production out of Cellulose Fibers and we do that -- we price all of those products in US dollars.

So, in summary, we are very much looking forward to the opportunity to leverage our own operational improvements into the face of rising demand and very positive market trends for our products. And with that, I will turn it back to Doyle and I look forward to your questions.

QUESTION AND ANSWER

Doyle Simons - Weyerhaeuser Co. - President, CEO

Thank you, Patty. As I said earlier, at Weyerhaeuser we are committed to making this Company a truly great Company for our shareholders. We think we understand the drivers of value, and I can tell you, we're focused every day on executing our strategic initiative to drive up our relative performance.

As Patty just outlined, everything we're doing is against a backdrop of improving markets in this industry, and we believe these markets still have a lot of runway in front of us and we believe we have a lot of runway in front of us here at Weyerhaeuser.

So with that, we will pause and then open it up for questions. Patty and I will tag team the questions. I'm going to give her the hard ones; you all give me -- I'll take the easy ones. But as we do this, so that the folks joining us by webcast can hear, if you'll wait -- if you'll raise your hand, somebody will bring you a microphone and then if you'll ask your question, please. Okay. We'll start right over here and kind of work around. Let's start with Bill.

Unidentified Audience Member

Hey, good morning.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Good morning.

Unidentified Audience Member

Thanks for the presentation this morning. First question is, if I add it all up in terms of the opportunities you've talked about, Doyle, it seems like it's $400 million plus run rate, which appears largely to be a target for the end of 2014. So, that's a pretty big number. I'm just wondering kind of how you could express what kind of confidence you have in your ability to get to that in one year.

And do you need any growth at this number, or would this be -- would growth be incremental to any kind of savings you could achieve? And then finally, what kind of controls do you think need to be put in place in the organization to achieve this, either operationally or financially, and what's in place already?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Okay.

Unidentified Audience Member

Thanks.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Well, thank you for the question because it gives us the opportunity -- or me the opportunity to really clarify how we think about these potential opportunities in front of us. And I understand, I think, the math, but I don't agree with the timing that you just laid out. So let me be very specific on how we see the timing on this.

So, let's start with the ones that will be at the run rate by the end of 2014, and specifically what I've said is in terms of our SG&A cost structure we would anticipate by the end of 2014 that our SG&A costs would be approximately $75 million lower than they are today. The second thing we said in terms of specific 2014-type timeframe was both ELP and Distribution, and what I said was each one of those would improve -- we anticipate would improve $30 million to $40 million in 2014 compared to 2013.

The other specific initiatives that I outlined, as I said, will take more time. Those are really step changes, structural changes that will be going in place to impact our overall cost structure and it will -- like I said, it's going to take time, in some instances it's going to take capital, it's going to take a real focus on doing things differently at the organization. And what I tried to lay out was this is where we are, here's where we need to go to be best-in-class, not just average, best-in-class, and here are some of the things that we need to do to get there.

So, each one of those will take a little more time, but it won't -- let me be very specific, we will not be at a run rate that I identified as the gap in those. For example, in our Timberland operation I said $50 million to $70 million. I outlined some of what those opportunities are. It will take time to realize all of those.

Now, with that said, we're on it today and we will get some of that in 2014, but we will not get the entire $50 million to $70 million. Just like -- the same thing in Lumber. Again, to where we are today, best-in-class, here's what the gap is, and again, it will take time to get there. We're on it today, we will see some of the benefit in 2014, but it will take time to fully realize that, again, because of the significance of the change and the fact that part of it will take capital to get there. So that's kind of the way we think about it. Thanks for asking the question.

The second part of your question, what will it take to be -- what will we need to do differently?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Doyle, before you --.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes, yes.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

-- before you answer that, maybe just a couple of other things that I would say is so, in Lumber in particular, that was costs net of logs, lowering our cost structure. Input costs, which obviously also are log costs, we hope goes up, because that will also benefit our timber business and we hope prices for the product goes up as well.

In addition, I would also say that the capital that Doyle was talking about putting into place is in that capital slate that I shared with you. It will take some time for that capital to be put in place, to lower that cost structure, but we have accounted for the capital that we need in order to go forward into 2014.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Thank you, Patty. That's exactly right. And the other point I would make is all of this is measured in terms of relative performance because, as we know, we're in commodity products, right? So, let's say prices in lumber -- and just to give you an example -- now don't -- we actually think it will happen just the other way. But say prices go down by $40.00 to $50.00, no matter what we do on the cost side we won't be able to fully offset. Now, we'll fall less than our competitors will as we make these improvements, but that's the way we think about it and that's why I kept coming back to the fact that it's really the relative scorecard as the way we're going to measure ourselves going forward.

In terms of what we need to do differently, I think it really boils down to just a couple of things. It's focus. It's okay, now we really understand what the objectives are, what the focus areas area, how we can move the dial, and then accountability. So, your question of what we need to differently, we just really need to -- we've now narrowed the focus down of what the Company is doing, we're focusing on operational excellence, we've set some specific goals, so it's having that focus and then, like I said, holding each other accountable for that going forward.

Let's move over here and then we'll just kind of move around the room. Chip?

Unidentified Audience Member

Thanks, Doyle and Patty.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Thank you.

Unidentified Audience Member

You mentioned that Longview should add about $175 million to $180 million in annual run rate EBITDA by the end of '14, and I suppose [22] -- if you could tell us what the base was when you bought it. I guess you're going to get 22 above that base from the synergies, and then what else are you getting maybe in terms of either volume or price? And then, as we go beyond 2014, should we see further improvements in either of those categories -- volume or price categories?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Patty, why don't you address that and then I'll add on.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Sure. So, if we looked at Longview in terms of our performance this year as well as the performance by Brookfield the first seven months of the year which they had, I think that that would come to EBITDA roughly about $150 million, $160 million. So, probably about just, I think, a little over $150 million.

So, that combined with getting the synergies in place, as well as just continuing to look for more synergies, even above and beyond the 22, there is some price appreciation as well. But prices were really good in the export market in the first half of 2013. So, even with prices that would be at that level, we'd feel very good about that particular acquisition.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Mark?

Unidentified Audience Member

Doyle, just curious. If I think back to 15 or 16 years ago when Steve Rogel took over the Company, we heard a lot of talk about internal velocity being improved and trying to make it a faster and quicker, more responsive Company. I understand that today this is a much different Weyerhaeuser than it was then and you're in a lot less businesses, it is a much more focused Company, but what's different this time around in terms of making this Company faster, more efficient, more market-focused?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes. It's interesting, Mark. When I went around, as I said, in my first 50 days and talked to employees, many of them referenced exactly what you just said. Evidently, in the time period that you outlined the mantra was speed, simplicity and decisiveness was the words, and people will tell you not only did we not make improvements on that but arguably we went backward.

To your point, it was a much different Company then, a much more complex Company, what's different this time? That's why I started the presentation. Normally, I wouldn't go through a vision, I wouldn't talk about culture. But to your exact point, what we have to change to ultimately be successful in driving our vision is the culture of this Company. I can tell you why I'm so encouraged that it's going to happen, is the things that I said we needed to change weren't what I said, it was what our employees told me that we needed to change. Our employees want to change this Company.

And I can tell you, I am convinced through a relentless focus -- and it's going to be hard work, Mark. Changing a culture is hard. You've got to be committed to it every day. You've got to be focused on it. You've got to be relentless about it. Use ever lever you can pull. You do it through your own actions. You do it through making changes in leadership. You do it in lots and lots of different ways to drive a change in culture.

But I'll tell you what I believe is different is I believe we're going to have an immense amount of focus on that and we're going to be committed to doing it every day and we're going to hold people accountable for the changes. It starts with me, then goes down to our senior management team, and goes through the entire organization.

But I can tell you, just over the three months -- three-and-a-half months I've been here, I can start to see some of the change taking place. Again, it's because people are excited about it, people want to change. People care about this Company of Weyerhaeuser, and people want to be part of a winning team. Now, I'm a big believer -- I'm probably off the charts in terms of my own competitiveness, but I'm a big believer that most people want to win, and we've now defined winning as changing those key behaviors, as changing the culture.

And I'm convinced that a year from now, three years from now, we're all going to look back and we will have made significant progress on exactly the things that you just outlined.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

I also think, Mark, that, as I spoke to, we have a great foundation now to build off of. So, the Company is focused, we can go forward, build on that, and really continue to grow the Company. The other thing is that we are all very excited about, as a senior management team, and Doyle talked about the team going forward, to not just be a benchmark Company. We want to be a truly great Company. Now, that's a very high aspiration, but we all are focused on getting there. And in order to be a truly great Company, we have to really step shift our performance as a Company.

But as one of those seasoned veterans that Doyle talked about, although I'm a little less seasoned than a lot of folks, because I wasn't here when Steve Rogel first came, that I truly believe that we can get there, but it will be a focus every day. And, as Doyle said, we've already started.

Doyle Simons - Weyerhaeuser Co. - President, CEO

George?

Unidentified Audience Member

Thanks, Doyle. Thanks, Patty. Thanks for all the presentation details. Two questions. First of all, as you look at the performance improvements that you're projecting to gain in Wood Products, are there any analogies with how you're going to be running the business here with how perhaps in the past you tried to change the game in the box business. So, is it going to be running the business harder, running the asset harder, maybe even using more in the way of shifts and running 24/7 where it's possible, or is it totally different? And if you could explain on that.

Secondly, again, around the investment required to get the performance improvements, ultimately the $400 million that was referenced, how much -- how many more years do you need to spend at the -- I think you had $390 million in your slide deck, to be able to get that $400 million? Thank you.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Thank you, George. And I'll address the first question and I'll ask Patty to address the second one, because by the time I address the first one I will have forgotten the second one. So, in terms of how we're going to run our Wood Products business going forward, George, I think Wood Products, as you know, is a very different business than the containerboard and box business. So, while there's always some learnings you can bring from one business to another, I wouldn't say that, by any means, is going to be the model for running our Wood Products business.

Now, I will say some of the learnings that I've had from running Wood Products before may be more applicable, but it's really -- George, it's taking the assets that we have and making sure we run those assets more efficiently and at lower cost. That's what it really boils down to.

As I've said, we've made a lot of improvements in our Wood Products business over the past couple of years -- and I'm talking specifically about lumber and OSB. You see those on the charts. We've got good scale in those businesses. We've got a fantastic customer base. We make the highest quality products for our customers, in my opinion, in both Lumber and OSB. So, as I said, as we can continue to improve our reliability, as we can continue to drive down our costs, we believe we can absolutely win in both of those businesses going forward.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Okay. In terms of capital, I hope that we spend every bit of the $390 million and that we will likely have projects that will be at the $400 million, maybe even as much as $450 million in the following year. We will only spend that amount of money, though, if the performance improves in those businesses.

As I mentioned in Wood Products, we did constrain to a lower level in our Wood Products business because we really needed to get the performance up, so we focused on non-capital solutions. So we have great opportunities as the lumber market, you saw those demand trends, going forward, especially in the South. So, we have projects.

I know this won't surprise you, but our businesses have plenty of places to put money to work, but we will do that on a very disciplined basis as we look at projects where we will get a good return going forward. So, we don't -- there's not a multiple of those dollars, by any matter of means, but I would say probably $400 million, maybe $450 million on some years, again, depending -- is kind of a good base level, still below our level of DD&A going forward.

Unidentified Audience Member

Thank you.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Come back across here. Let's get Mark and then [Gail]. Somebody -- right here in the middle.

Unidentified Audience Member

Thanks. Doyle, you already have more experience dealing with investors than a lot of your CEO peers, and probably a wider range of investors. How do you --.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Well said. I'm not sure if that's good or bad, but well said.

Unidentified Audience Member

I'll leave that right there.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes.

Unidentified Audience Member

How would you describe the most appropriate investor for the Weyerhaeuser that you're trying to build over the next couple of years? What's their investment horizon? What's their style? And how do you think about it?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Good question. I would say at Weyerhaeuser we welcome all investors. Now, the time horizon, to your specific point, is, like I said earlier, we're on it. We are about making change to this Company that will show up in 2014, but we're also about making change to this Company that will continue to show up in many years ahead.

Clearly, Timberlands, our largest assets that I highlighted, it takes a long time to grow a tree. So, with that said, we're focused on things we can drive additional cash flow and earnings in the near-term and in the long-term, but we'll always manage that asset on a sustainable basis.

So, my answer to your question would be we're driving as much cash flow and earnings as we can in the shorter-term -- short-term being not one year, but three years, five years, whatever the case may be -- but again, always managing the assets, specifically the Timberlands, on a sustainable basis. In terms of our other operations, I kind of walked you through what the near-term and mid-term priorities are.

So I guess my bottom-line answer to your question is hopefully we laid out where the Company is today, where we're going, how we're going to get there, and the investors we want are the ones who kind of understand what we've said and are willing to go along for the ride as we make this as a truly great Company going forward.

Unidentified Audience Member

And just one more question. You talked about accountability in terms of the need for a cultural change. How do you think of yourself and your management team as being more accountable than Dan and his team?

Doyle Simons - Weyerhaeuser Co. - President, CEO

I won't ever go back and compare me versus other -- as we highlighted, there were a lot of really positive things that happened at Weyerhaeuser over the past few years under Dan's leadership in a very, very tough market. So, I have the greatest respect for Dan and his team and what they were able to accomplish in a very difficult period that we all lived through, I lived through personally at a different company. So, that's what I have to say about that. I promised Gail next.

Unidentified Audience Member

Thanks. A couple of questions. In terms of the $100 million target on pulp, is the maintenance portion you referenced kind of the $24 million that I think you've talked about in the past from extending outages, or is that all incremental? And then, we're approaching -- 2014 is getting very close.

When you talk about a kind of consensus, housing starts forecasts of $1.2 million, is there anything that you're seeing in WRECO, hearing from your customers that gives you confidence at this point that that's going to be achievable from the base of 925?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Let me address the first one. Again, I'll ask Patty to address the second one. To your specific question, on the $100 million of overall improvement in our Cellulose Fiber business, Gail, a portion of that is made up of exactly what you said, which is the lowering in maintenance costs by going to the 18-month schedule as opposed to the 12-month schedule.

As we all know and as we've said before, that takes time. We had one mill this year that was on the 18-month schedule, we'll have two next year, and then three the following year. So that will take time, but that is included in the $100 million.

The other big bucket that will make up that $100 million is energy costs. As everybody, I think, knows, we've reduced our overall energy costs in that business from roughly $80 million to $40 million over the past few years, and we have an opportunity to have a similar reduction over the next few years, some of through non-capital and some of it through capital investment going forward. So that just give you a sense, Gail, of a part of what makes up that $100 million. Patty?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

So, I think, Gail, in terms of housing, the 925 is a little lower than what we would have thought maybe mid-summer for this year. We had the government shutdown that took place, we had lots of concern about government gridlock. We still have some of that in front of us.

As I said, we'll get a little more visibility as to what's been going on in the last few months here as soon as tomorrow when we get that three months worth of data. So, we'll get more visibility. I said that we would probably be somewhere a little under the $1.2 million for '14, which is also a little down from some of the earlier forecasts earlier in the year.

Now, I think a positive sign -- a little sign, but a positive sign -- is that Senator Murray and Congressman Ryan were able to talk to each other, first of all, and then get a budget deal going forward. So I think that's a positive sign that -- on the horizon. Certainly, what we are seeing from our customers, especially in California, is a lot of pent-up demand. So, we see that as a positive sign. I think if we can get a little help from our government, that we're very excited about what 2014 could be.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Okay, right here.

Unidentified Audience Member

Just a question on your portfolio management. I know you talked about the ELP and Distribution segment and fixing that is important, and if it's not going to happen or it's not going to happen to your liking then you're going to figure out something strategically to do. And I think that's important, no question about it, and I'm not going to, like, try and make that insignificant, but as far as fixing it, it would improve it, but it doesn't move the needle as much as, say, some other portfolio management moves such as WRECO.

I was just wondering if the Cellulose Fiber is something that you've considered long-term to be a part of the portfolio or you would consider spinning that off or if that makes sense to keep within the fold of the Company? That's my first question.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes, sure. We like the Cellulose Fiber business. I like the Cellulose Fiber business. It's a business that uses the fiber that we produce on our timberland. It's a business, as I said, that we've made a lot of improvements in over the past few years. The fluff business is a growing paper business, since we all know not all of the paper businesses have growth in terms of on the demand side.

And the other thing I'd say I like about the Cellulose Fiber business is it tends to be counter-cyclical to our other businesses. I've done a lot of work on this in my prior life; can't always understand exactly why some of these businesses are counter-cyclical. But if you look at it, Cellulose Fiber does tend to be counter-cyclical. We sure enjoyed it back in the 2009 -- 2008, 2009 timeframe when housing had rolled over. So, for all of those reasons we like the Cellulose Fiber business going forward.

Unidentified Audience Member

Okay. And so my follow-on to that is you talked about acquisitions. Would you consider acquisitions in that area? You talked about acquisitions once you sort of get through some of the operational changes you've made. Or would you consider more in the Timberlands? I'm just kind of trying to get where your head is at towards allocating shareholder capital to -- for strategic options.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes. I think maybe we'll have opportunities to grow all of our business going forward. Cellulose Fibers, I think, would be in a much smaller way growing with our global customers, like I said, in the facility in Gdansk, Poland. I think to your point, I think our biggest opportunity is the ones that can make the table shake going forward in terms of acquisitions will probably be in Timberlands. One question over here.

Unidentified Audience Member

Thank you. Could you explain the slide 16 SG&A and the 480 target a little bit? My sense is that you're not fat cats with a lot of spending and that the traditional G&A part of it is a few tens of millions, that there's a lot of retiree benefits. Do you still have the research department? Do you have an engineering department? But could you sort of break it down into the fungible building blocks of the SG&A?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes. We just -- as I mentioned, we just kicked off this process. We did some work to come up with what the target is. But to your point, it all started and was triggered by the fact that WRECO is going away, right? And with WRECO going away we had to look at our overall cost structure, because with a much smaller Company in terms of that being part of it -- and again, roughly $22 million was allocated to WRECO -- we had to step back and say, "Okay, what does this cost structure need to be of this Company going forward?"

As part of that, we did some benchmarking work and some other things. And based on all of that, we determined that the target should be to reduce our overall SG&A costs by approximately $75 million. I can't bucketize it to you at this point. We've got a lot of work to still do. I can't tell you it's going to be in this bucket or this bucket or where exactly it's going to fall. Like I've said, we've kicked that work off and we'll be reporting back to you as we make progress on that initiative going forward.

Unidentified Audience Member

I don't think you understood my question.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Okay, maybe I didn't.

Unidentified Audience Member

How much of it is past service and employee benefits and sort of untouchable and other things that you can't manage --

Doyle Simons - Weyerhaeuser Co. - President, CEO

Okay.

Unidentified Audience Member

-- as easily?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Well, we do have significant retirement liabilities, as you pointed out, and that is also an area that we are looking at as well. We have made the decision to close our defined benefit plans to new employees. So, we will have our existing plan for existing employees, but we will close that plan as of the end of this month. We will also -- are also looking at ways that we can limit the liability for some of our post-retirement benefits that we have been paying. Those costs are included.

You referenced R&D; we'll look at R&D as well. There's about $30 million of third -- outside third-party reported R&D. That is included in this pro forma number, as the footnote there tells you, so we'll take a hard look at that as well. And we're looking at all parts of the Company. With WRECO divesting as of the second quarter, we will have opportunity for lowering some of our SG&A well. So it will come from a number of different areas across the Company.

But the way we got to this number was we came together as a senior team, so this wasn't a one number somebody thought up in a corner and just threw it over the fence to everybody. The senior team came together, said, "Across the Company, what could be our opportunity for a run rate?" So, our SG&A for the year of 2014 will not be at this number, but we will be at a run rate by the end of 2014 going forward. So that's a little bit of what goes into the $75 million.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Josh?

Unidentified Audience Member

Okay, two questions. First, any opportunities to monetize non-strategic Timberlands or to enhance minerals, maybe wood pellets or something [out there] that we're not aware of that's helpful?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes, Josh. We're constantly looking at opportunities to make sure we're maximizing the value of our minerals. We're well positioned to capitalize on biomass opportunities. So all of those things are things that we have focused on and will continue to focus on going forward.

Unidentified Audience Member

Is there a step jump coming in any of those areas that you can see?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Again, I wouldn't say there's step changes coming in those other areas necessarily, but we're looking at pulling ever lever that we have. And like I said, especially on some of the biomass issues and those type of things, we are very well positioned to capitalize on those going forward.

Unidentified Audience Member

All right. Second question, the North American lumber export market, growing very fast, 3 billion to 6 billion board feet last two years. And it's always been the province of the Canadians; they've got 80% share. With the coming timber squeeze up in Canada, does that now revert down to the US and obviously you would be the best position for that? Is that something you need to retool for, and is that a needle-moving potential for you?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Patty, why don't you --

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

I think as we look at the Canadian lumber -- total lumber output, total Canadian production will actually increase over this period. It will just lose share in the US marketplace. Canada will not be able to produce going forward over the course of time as much as what they have produced in the peak.

And so I think that is an opportunity for us, potentially off the West Coast in our domestic mills. But also, we have three mills in Canada; they just happen to be in the three locations that are not impacted by the mountain pine beetle. So I think it really is also an opportunity for our Canadian operations that do export some lumber today, and I think there will be an additional opportunity for those facilities as well.

Unidentified Audience Member

Does it require retooling?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

No. No.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Let's go to Mark.

Unidentified Audience Member

Can you share with us what the key variables you'll be considering when determining whether to do a split or spin on the TRI Pointe transaction?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Sure. It really comes down to how you think about a dividend of distributing shares to all shareholders. So, a spin is arguably much simpler to execute because all you do is distribute on a pro rata basis to your existing shareholder base. Now, what that does do, though, is it gives everybody shares of a stand-alone, pure play homebuilder, and maybe not all our shareholders want to invest in homebuilding.

The benefit, as I said, of the split is that shareholders have a choice. So, if you want to exchange your Weyerhaeuser shares -- and there will be an exchange ratio that the board would set in conjunction with doing the tender offer, if that's the choice, so shareholders will have a choice as to whether they want to own the shares of this stock. In that way, as I said, it does place the shares with its more natural investor base, putting less -- arguably less pressure on those shares once they're distributed.

So, we will maintain the flexibility to take either choice. Even though the split is more complicated than the spin, the split-off is pretty close to the same transaction that we executed in 2007 when we did the Domtar distribution. So, we've been through it, we know how to do it, and we will make the choice -- the board will make the choice based upon which is the best alternative in their mind when we get to that point, which won't be until just before we close the transaction.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Okay.

Unidentified Audience Member

Doyle, you referenced opportunistic growth opportunities in Wood Products, and I was wondering if you could just tell us maybe over the next two to three years where you see opportunities, specifically Lumber versus OSB, your preference for buy versus build. And then, obviously there's been some consolidation in the OSB industry recently. Do you think there's room for further consolidation, and would Weyerhaeuser potentially participate in that?

Doyle Simons - Weyerhaeuser Co. - President, CEO

So, let me start by on the buy versus build, because clearly, as Patty said, Greenfield capacity, new mills is not something we're considering or talking about. So that's first. In terms -- as I mentioned earlier, we have good scale in our Lumber and OSB businesses. We're making significant improvement -- we've made significant improvements and we have further opportunities in front of us, so we don't feel compelled to go grow those businesses.

As we look forward, however, if we can find opportunities to make acquisition, whether it be a one-off mill or something differently, that's something we would consider if we thought we could drive additional value for shareholders through that type of acquisition going forward.

So, do I have a preference for -- specifically for Lumber or OSB? No. We'll look at whatever opportunities are out there. And again, if they make sense from a driving value for shareholder perspective, that's something we would consider.

Other questions? Okay, we'll circle back over here. Start here, yes.

Paul Quinn - RBC Capital Markets - Analyst

Yes, thanks. Paul Quinn, RBC Capital Markets. Just had -- I like the slide three here, how we win, and just wanted to bring back with key management behaviors. What you talked about is urgency, accountability and being courageous. So, with that in mind, I was hoping that you'd provide some more details on the $100 million gap in Lumber, the $60 million OSB, and Cellulose Fibers, how you're going to get that $100 million. So, the timeframe. And then also, what's the CapEx required in each of those sub-businesses?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Sure. So, let's talk about each of those businesses. And to your point, and as I mentioned earlier, we're on it. We are acting with urgency, we are doing things differently, we will hold ourselves accountable to ourselves and to our shareholders. So, in terms of the $100 million in Lumber, as I mentioned, that's taking -- I want to be very clear about what we've done. We've taken best-in-mill -- what is the best-in-class mill -- not a system, but best-in-class mill -- and if we get all 18 of our mills to best-in-class, that's what the gap is. So, we've taken a pretty aggressive approach.

As I've also said, it's going to take a real focus on operational excellence, making sure, for example, do we have the right cost structure in each one? Do we have the right staffing levels? Do we have the right technology? We're doing some things in our kilns to improve our drying. We've had some progress there. We've got more opportunities in front of us to do more of that.

So, it's those type of things that we'll be doing in order to accomplish that $100 million gap. It's not going to happen tomorrow. It's not going to happen all in 2014. What we will do, and the commitment I'll make to you is we'll give you periodic, probably annual updates of exactly where we are on that process. So, I can't give you a specific timeframe other than to say we're on it, you're going to see incremental improvements, and the ultimate scorecard is going to be what we do versus our competitors because, again, these are step changes.

OSB, similar type deal. Again, the big driver there is the reliability factor. Some of our mills are already running at world-class reliability levels. Some of them are not. So what we've got to do is make sure every OSB mill that we have is running at world-class, best-in-class reliability levels. Again, that's going to take some capital, that's going to take some time, but, again, we're on it and we'll provide you with annual updates of exactly where we are in that process going forward.

The other portion of that was enhancing our product mix. We're known as the [flooring] Company in OSB. We provide very high quality products for our customers. We think as housing continues to grow we're going to have opportunities to upgrade our product mix even further, and that will add an additional amount.

And then finally, in Cellulose Fiber, I walked through some of what those buckets were. One of -- the biggest one is energy. We've got some capital projects, some non-capital projects, all in line with the capital that Patty outlined earlier. We've had success. We've driven our energy costs from $80 million a year to $40 million a year, and over the next two or three years we think we can make that basically zero.

That's by basically making sure that our energy efficiency, for every bit of black liquor that we burn and biomass that we burn, that we're producing the most energy. Some of our mills are, in fact, producing more energy than they need and we're selling that out on the grid. So, that's an example there of what we're doing.

On the chemical side, we're figuring out how to reduce our chemical usage while still maintaining the quality of the product. And as Gail alluded to earlier, we're moving to an 18-month outage schedule versus a 12-month outage schedule. Again, I walked you through the ramp-up of that. So, again, on that one we'll give you periodic or annual updates of exactly where we are.

So these, again, back to it, these are very aggressive targets. You can't snap your fingers and make it happen. We're on it, we understand what needs to happen to get us from point A to point B, and it will just take a little bit of time to get there. And again, the way you can measure our performance, in my opinion, is on a relative basis.

Because if we do these quicker than what our -- we're not sitting here saying our competition is sitting still, because they're not, right? But we think these are incremental changes above and beyond running faster than what our competition is doing, and that should show up in our relative performance versus our peers. So, Patty, you have something on that?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

So, Paul, maybe just a couple of other things, specifically in the Lumber business, because I think that was the first one that you referenced. We have benchmarked every mill that we have, and that's best benchmarked in the geography that we operate in, looking at costs net of logs. And as you know, that is a very high benchmark because most of the costs of producing lumber is wood.

But we've taken every mill, looked at the cost per thousand board feet as to where we are today and where the best-in-class mill is, and we have specific opportunities for each one of our facilities to get to that benchmark.

Do we know exactly every step? No, but we believe that is doable. Some specifics would be in the drying area. So, we are putting in dry kilns. That has given us an opportunity as we go forward to not only lower our energy costs, get better recovery from that, but also does provide some of those debottlenecking opportunities that I talked about before. So, it really is focused on lowering costs, getting more production, but production that comes from projects that lower costs.

So, I think a good example of that might be in our Idabel saw mill in Oklahoma, where we are putting in -- have put in this year a new continuous dry kiln. That allows us to dry more lumber, because the saw mill could actually produce more green lumber, we didn't have the drying capacity, and the marketplace didn't need that additional production a few years ago. Today, as the pricing and the production is needed, we'll put that into the marketplace, lower our costs. And that's just one example of the kinds of projects that we're looking at across the 18-mill system that we have. So, we have a lot of leverage to do that.

So, any project that we're doing, we're focused on how does it lower costs, how does it get maybe a little more production? But rather than say production first, costs later, we're cost first and then the production will come with it as well.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Let me circle back over here, Mark, before -- yes? There you go, right there behind you.

Unidentified Audience Member

Thanks, Doyle and Patty, for all the details. Two quick questions. First, in OSB, [seeing] the consolidation that we've seen through the downturn will drive materially improved returns in the OSB business over the current cycle versus the previous one?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Well, I think the consolidation that is occurring in OSB will probably be a positive as we go forward. How exactly that's going to play out and what it's going to look like remains to be seen. But I think net-net that is a positive for the OSB industry.

Unidentified Audience Member

And on your US South Timberlands base, what impact -- do you expect the continued growth in wood pellets production [to South] to have on that business? Thank you.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes. As I mentioned earlier when I was responding to Josh's question, as we see pellets, as we see biomasses, we see different things, with 4 million acres of timberland in the South, to your specific point, we're very well positioned to capitalize on those. The more pressure that comes into those markets in various forms I think will have an impact on pricing going forward.

Other than their direct impact on pricing, the numbers that we showed you in Timberland did not have a lot of that, so I would tell you is if that materializes, as some people think it may, that would be additive to kind of what we outlined in the Timberland section.

So back to -- I want to make sure everybody -- go over here, Mark, and then we want to make sure everybody has a chance.

Unidentified Audience Member

Two questions. On the Timberland projected EBITDA of over $800 million, what are the rough pricing and volume assumptions there? Did you just take like the FEA pricing forecast and put them in? And what about volume?

Doyle Simons - Weyerhaeuser Co. - President, CEO

The rough pricing projections were in line with what Patty showed in terms of the acceleration, both in the West and the South. That's a combination, as she indicated, of different pricing projections. None of us will get it right, but that overall trend we think is right and that's what's factored in on the pricing side [on the part of the bar] that we showed 2012 to 2016, '17, '18 on the pricing front. Other than the Columbia -- we call it Columbia -- Longview acquisition, that doesn't factor in a big change, again, exclusive of Longview, which adds volume, of course, it doesn't factor in a big change in volume in that period of time.

Unidentified Audience Member

Did you have some rough way of thinking about -- I know it's different in the West than the South, but incremental margins on volume or how sensitive that the business is to volume growth?

Doyle Simons - Weyerhaeuser Co. - President, CEO

Well, what I would say is there's limitations on how much we can grow volume in any given year based on environmental regulations and all that type of thing, but I would say in any given year we can probably increase volume by 10-plus percent, and that would flow through kind of exactly how you would think it would on an incremental basis. I don't have those exact sensitivities, but I can tell you that's the kind of leverage that we have in any given year to affect volume.

Unidentified Audience Member

(inaudible)

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

I would address your question, because I think you asked directly about the FEA log price forecast going forward. I can tell you that we look at a number of forecasts. If we use the FEA forecast, that price appreciation would be bigger. We probably, in those out years, would have had to redraw the chart to utilize the

FEA forecast. Having said that, we're pulling for them to be right. That would be wonderful. But we haven't factored that aggressive of a price forecast into our numbers.

Unidentified Audience Member

Okay, thanks. And just one other question, if I could. So, with the divestiture of WRECO, the capital the Company was spending on land for the homebuilding business will be eliminated. I think that was something like $240 million a year, roughly, that the Company was spending on land acquisition. In isolation, does that increase the funds available for distribution by that amount? Is that the way you are looking at the payout ratio?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

So, as you think about WRECO, you're right, the capital that needs to be invested to grow that business will not be needed. We also will not have the EBITDA from WRECO, so I think on page 38 of the presentation that you have, back in the appendix, you can see what the last 12 months EBITDA was from WRECO. I think it was $170-some million, and that would be projected to grow as housing continues to recover.

So, they're not exactly a one-for-one, although I would say that in order to get the increased EBITDA you would have to put in additional capital probably above and beyond the $240 million as well. So that was also part of the calculus in terms of deciding what to do with that business.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Okay. Back to Mark.

Unidentified Audience Member

I just had some clean-ups. I wondered, in the Wood Products business, you've talked about taking down costs. Is there anything to be gained on the other side from just being better commercially in these businesses in how you go to market?

And then, for Patty, I wondered if you could just speak in the near-term to the impact that we're all reading about in terms of fluff pulp markets being very, very rough on a short-term spot basis, a little bit of the same thing in the dissolving pulp market, which is an issue for you with Pearl. And then also, if you could talk longer-term in Timberlands about how important land sales will be, what we should assume for land sales in terms of the earnings in that segment.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Okay. If I forget those various parts, please remind me, but I'll let Doyle go first.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes. Thanks for the question on the commercial side. So, Mark, there's always opportunity to get better, right? And as I mentioned in OSB, for example, we produce a probably higher mix of higher value products than most of our competitors. But one of our goals is to do even more of that going forward because, again, that provides additional value to our customers and gives us an opportunity for incremental profit growth going forward.

So we need to make sure we're making the right product, that our customers want and are willing to pay for. And again, that's part of operational excellence. And we need to make sure we're getting it to the right customer at the right time, in terms of Lumber. Like I said earlier, we're very fortunate from the standpoint that we make the highest quality piece of lumber out of everybody. That's one of the things I've consistently heard from our customers as I've gone around and gotten to know this Company.

So, with that, we need to make sure that we're getting that piece of lumber, that has the high quality, to the customers that want and need that and appreciate it, and that we get value for doing that. So yes, we're looking at both sides. You always look at both sides. I think our biggest opportunities, specifically in Lumber, as I mentioned, is on the cost side, but we'll look to further -- for further improvements on the commercial side as well.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Okay, starting first with fluff pulp in Cellulose Fibers. One of the things that's key for us in that business is the innovation around products. So, we do produce primarily fluff out of the Cellulose Fibers business, but there's a high percentage of proprietary products for our large consumer customers, like a Procter and Gamble.

So, what's really important to P&G is that they get consistent, high quality product. And so just swinging into commodity fluff isn't something that they would consider in terms of their product needs. So, that helps us in terms of the overall strategy. For example, our cross-link product that we produce goes into every one of P&G's diapers. So, really important from that perspective.

As we think about the Chinese tariff on dissolving pulp, you referenced Pearl, and Pearl is an important product to us, but it is still very small in terms of the volume. So, it's not a big -- it is a negative, but it's not a big negative. And the mill that we produce Pearl at, which is our Port Wentworth Mill, is a mill that can swing to Pearl, to fluff, to even SBSK. So, we will moderate that. So, it's a negative trend, but it's not as negative for us as perhaps it could be for other people. And then Timber, you had something on Timber.

Unidentified Audience Member

How much of the earnings in that segment going forward --

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Oh, on non-strategic land sales. So, we wouldn't look for it to really be any particularly different than what you've seen in the past. It's been anywhere from, I think, $50 million up in terms of earnings. We're really looking at third-party -- three-way exchanges because they are still very much more tax-efficient for us given the low tax bases in that.

So, since we converted to the REIT in 2010 for the next 10 years, we would still pay built-in gains tax on cash sales, so we'll probably still, as a primary method, utilize three-way exchanges. So I don't see a step shift coming from that, and certainly there was not a step shift in the numbers that Doyle shared with you.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Okay. We'll take a couple more questions. Chip, you first, and then we'll go over to George.

Unidentified Audience Member

Just shifting gears to Wood Products, a couple of questions. One, quickly update us a little bit about what your thoughts are -- and I know you can't say a whole lot about the lumber tariff situation with Canada. As we see their impact on the US market looking to go down, do you see that possibly changing? And secondly, it almost might not want to be changed because it seems to help provide a floor, at least it seems that way.

And then, I guess, on an unrelated point, you mentioned that both Lumber and OSB were pulling their weight and possibly candidates for growth in the intermediate-term. It seems obvious to me that Lumber would be easier to grow through acquisition than OSB, but am I correct in that assumption?

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

So, let's switch.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Let's set the order here.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

I'm going to go first --.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Yes, exactly. You go first --.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

-- and you can take the second one.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Exactly.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

And your first question was on Lumber tariffs coming into Canada -- or coming into the US from Canada. So, one of the things that many of you are probably aware of is there are given prices on the sales price for lumber.

There are opportunities when that price drops for lumber below a certain level that there is a duty that Canada must pay on lumber that's shipped into the US. However, given the price of lumber, we really haven't seen that duty come into play and we don't see it coming into play at the beginning of 2014, either.

So, while it is a very important mechanism, especially when prices are lower, it really hasn't had a big impact. And so as we go forward, we don't think that it will be that big of an impact, as long as prices do stay relatively strong, which would be our indication for the coming year.

Doyle Simons - Weyerhaeuser Co. - President, CEO

And, Chip, to your -- I guess, your other question, regarding growing lumber versus OSB, I agree with your premise. I think it will be potentially easier. The question I answered earlier was do I have a preference for which one I'd grow, and the answer to that was basically no. I do agree with your premise, though, it would be easier to grow lumber because it is a more fragmented industry, there are more one-off mills, and I think as a result there may be more opportunities to grow our lumber business going forward as compared to the OSB business.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Now, the one thing I would say about lumber businesses as well is because, as I referenced earlier, they're such a big part of the cost structure of producing lumber is logs. So, in conjunction with growing lumber, we'll also look at the trees that feed whatever additional acquisition might be as well so there is a synergy there.

Doyle Simons - Weyerhaeuser Co. - President, CEO

Very good point. And then our last question we'll take is from George.

Unidentified Audience Member

Well, the pressure's on, I guess.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Make it good, George.

Unidentified Audience Member

I keep getting the last question, at your last Analyst Day. A couple of things. One, in terms of ELP, you mentioned that you need to lower the cost structure, and that's all well and good. Do you actually think that you have the bones within Trus Joist in your ELP business to do that? Do you feel you have sufficient veneer capacity in a period where veneer prices might be going up? So, if you can fill in a few more blanks there in terms of how you get there.

On Timber, two things, somewhat unrelated. It's great that you're going to generate $175 million or more of EBITDA from the Columbia land, but you also paid $2.65 billion to get that privilege. So, aside from export, which we understand, and the proximity to your existing lands, why do you still feel that that's a good return on investment? And then, any update on the tax advantage status of REITs that you're hearing from your people. Thank you.

Doyle Simons - Weyerhaeuser Co. - President, CEO

I'll address the first one and I'll ask Patty to address the second one. In terms of ELP, do we have the structure in place to make that a good business going forward? The answer is absolutely yes, George. One of the things I'm really excited about in our ELP business is exactly what you said -- we've got a really good product, a really good brand, and where our opportunity is is on the manufacturing side. We've got the marketing side down; that comes with that. It's on the manufacturing side.

Part of the reason that I talked about Cathy Slater earlier, who has run our OSB business and driven those improvements, I talked about her background on the manufacturing side and, as I mentioned, we recently put her over the ELP business. She's going to bring that expertise, along with her team, to make the changes in the ELP business where we're good not only on the marketing side and on the brand side, but also on the manufacturing and cost side. Meld those things together and that's what's going to drive that to be a successful business going forward.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

So, I think your other two questions were one on the Longview acquisition and then on REIT status. So, we do believe the Longview acquisition will be a good acquisition for us, given the price that we paid, which was high, but the timber that is on that particular acquisition is probably the last great acquisition of that type of quality and size, and it just does happen to fit very nicely where we can take advantage of the things that we've done in our own Western Timberlands.

An interesting thing, as you look at the slide that Doyle shared with you this morning on Timberlands, where you saw West and South. I don't know if you noticed that, the EBITDA per acre in the West is significantly higher than the South because there's more on an acre in the West than there is on the South.

And what grows on the land in the West is Douglas fir, which is very prized, as I talked about, in the export market, as well as we see the domestic market coming back, especially in California, where we can ship green Douglas fir, I think that will also have a very positive impact on not only our legacy Western lands but also on the lands that we acquired with that particular acquisition.

As it relates to tax status for REITs, I think it's all sort of tied up with anything that Congress does on tax reform, although we are not hearing any concern really about REIT status as it relates to tax reform. So, we stay very close to that, as you might well imagine. We have lots of company, because there are not only timber REITs but there's a lot of other kinds of REITs that that would be important to as well. So, we'll stay very close to that going forward, but nothing negative to report at this time.

Unidentified Audience Member

Thank you.

Doyle Simons - Weyerhaeuser Co. - President, CEO

I'd just like to close by thanking everybody for being here today. Thank you for your interest in our Company and I just wish everybody a very happy holiday.

Patty Bedient - Weyerhaeuser Co. - EVP, CFO

Thank you very much.

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Forward-Looking Statements
This transcript contains statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe. Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements in this press release include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and merger of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes. Forward-looking statements also include all other statements in this press release that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances. Major risks, uncertainties and assumptions include, but are not limited to: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.
Additional Information and Where to Find It
In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe and Weyerhaeuser, pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus. TRI Pointe will also file a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction. In addition, WRECO expects to file a registration statement in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of TRI Pointe or Weyerhaeuser. However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission (“SEC”) on February 19, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on February 26, 2013. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.